EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(Dollars in millions)	2016	2015	2016	2015
Consolidated (loss) income before (benefit) provision for income taxes	$(75)	$552	$570	$1,183
Fixed charges:
Interest[1]	$701	$277	$1,305	$988
Portion of rent expense representative of the interest factor (deemed to be one-third)	3	2	7	6
Total fixed charges	$704	$279	$1,312	$994
Earnings available for fixed charges	$629	$831	$1,882	$2,177
Ratio of earnings to fixed charges	0.89	2.98	1.43	2.19
[1]	Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”